Mail Stop 3561

August 15, 2007

George Suzuki
President
Pacific Fuel Cell Corp.
131 N. Tustin Ave. Ste. 100
Tustin, CA 92780

> **Re:** **Pacific Fuel Cell Corp.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-28031**

Dear Mr. Suzuki:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Financial Statements

General

1. We note on pages 6 and 7 that you acquired equipment for $200,000 on December 18, 2006. Show us where you have recorded this acquired equipment in your financial statements or tell us why such equipment should not be

included in your financial statements at December 31, 2006 and include
references to authoritative accounting literature supporting your position.

2. We note you acquired Cellfoods in 2004 and recorded $52,076 in sales in 2005,
    which appears to be related to this business segment. Considering the limited
    disclosure surrounding Cellfoods and your reported sales of $0 in 2006, please
    tell us about the current status of this business segment (e.g. operating,
    abandoned, sold, etc.). In conjunction with your response, tell us how you
    considered SFAS 144 and SFAS 131 related to Cellfoods, as applicable.

Item 8A. Controls and Procedures, page 37

3. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation
    S-B in the following respects:

    *   Your evaluation of disclosure controls and procedures is required to be conducted
        as of the end of the period covered by the report, not within 90 days prior to the
        date of the report as indicated by your disclosure.
    *   Please revise your disclosure to correct the references to the Exchange Act rules
        where disclosure controls and procedures are defined (e.g. 13a-15(e) versus 13a-
        14 as disclosed).
    *   We note your conclusion on the effectiveness of your disclosure controls and
        procedures only included a partial definition. Please revise to remove the partial
        definition (e.g. gathering, analyzing and disclosing…) or provide a clear
        conclusion regarding effectiveness with respect to each component of your
        disclosure controls and procedures.
    *   Your disclosures did not include the information required by Item 308(c) of
        Regulation S-B. Accordingly, the disclosure should be revised to state clearly if
        there were any changes in your internal control over financial reporting that
        occurred during the last fiscal quarter that have materially affected, or are
        reasonably likely to materially affect, your internal control over financial
        reporting.
    Please confirm that in future filings, including an amended 10-KSB, if
    applicable, you will revise your disclosures to address each of the matters noted
    above.

Exchange Act Reports

4. Please revise your periodic Exchange Act reports, as necessary, to comply with
    the comments above.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies